NEWS RELEASE

SHAW RENEWS NORMAL COURSE ISSUER BID

Calgary, Alberta (December 5, 2013) – Shaw Communications Inc. (“Shaw”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid to purchase its Class B Non-Voting Participating Shares through the facilities of the TSX for a further one year period. Shaw’s renewed normal course issuer bid will expire on December 8, 2014, in accordance with the rules of the TSX.

As approved by the TSX, during the period from December 9, 2013 to December 8, 2014, Shaw is authorized to acquire up to 20,000,000 Class B Non-Voting Shares, representing approximately 5% of the public float of Class B Non-Voting Shares. A total of 432,286,082 Class B Non-Voting Shares of Shaw were issued and outstanding as at November 30, 2013.

Shaw continues to believe that under the right circumstances purchasing of Class B Non-Voting Shares constitutes a desirable use of its free cash flow in the best interests of Shaw and its shareholders and may enhance the value of Class B Non-Voting Participating Shares.

For purposes of the TSX normal course issuer bid rules, Shaw’s average daily trading volume (“ADTV”) for the past six months is 787,831 Class B Non-Voting Shares. As a result, a maximum of 196,958 Class B Non-Voting Shares (being 25% of the ADTV) may be purchased by Shaw on any one day under the renewed bid, except where purchases are made in accordance with the “block purchase exception” of the TSX rules.

The bid does not apply to the Class A Participating Shares of Shaw.

Shaw did not purchase any shares under its previously approved issuer bid, during the 12 month period commencing December 7, 2012.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca